PALADIN REALTY INCOME PROPERTIES, INC.

SUPPLEMENT NO. 4 DATED JUNE 12, 2012

TO THE PROSPECTUS DATED JANUARY 24, 2012

This Supplement No. 4 supplements, and should be read in conjunction with, our prospectus dated January 24, 2012, as supplemented by Supplement No. 3 dated May 29, 2012. The purpose of this Supplement No. 4 is to disclose:

•	The status of our public offering

Status of Our Public Offering

We commenced our second follow-on offering of $725,000,000 in shares of common stock on January 24, 2012. Of these shares, we are offering $650,000,000 in our primary offering and $75,000,000 pursuant to our distribution reinvestment plan. Concurrently with the commencement of our second follow-on offering, we terminated our first follow-on offering. As of June 8, 2012, we had received and accepted subscriptions in our offerings for an aggregate of 8,264,204 shares of our common stock, or $81,758,813, including shares issued under our distribution reinvestment plan. As of June 8, 2012, 72,396,680 shares remained available for sale to the public under our second follow-on offering, including shares available under our distribution reinvestment plan.

Our board of directors has made the decision that it is in the best interests of our shareholders to terminate offering shares of our common stock, including the distribution reinvestment plan, as of July 16, 2012. Since the amounts paid to redeem shares come exclusively from our distribution reinvestment plan and no shares will be available for issuance pursuant to that plan after July 16, 2012, our share redemption program will also terminate as of July 16, 2012.